August 17, 2007

File Desk
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: China Agritech, Inc.: Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of our client, China Agritech, Inc., a Delaware corporation (the “Company”), we enclose for filing with the Securities and Exchange Commission, in accordance with Regulation S-T, the Company’s Registration Statement on Form S-1, which is being filed, pursuant t o Rule 415(a)(1)(x) of the Securities Act of 1933 and Instruction II, paragraph D. of Form S-1, to register the offer and sale of 10,473,588 shares of the Company’s common stock.

Please note that we have omitted the opinion re: legality required by Exhibit 5 of Item 601 of Regulation S-K. We will file this exhibit by amendment to the registration statement.

Earlier today, a wire transfer in the amount of $926.26 was wired on behalf of the Company to the account of the Commission maintained at Mellon Bank in satisfaction of the filing fee.

Please call the undersigned at (202) 508-4387 with any questions or comments you may have.

Very truly yours,

/s/ R. Shawn McBride
R. Shawn McBride
Admitted only in Delaware

Enclosures